SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                          (Amendment No. __________)(1)

                                 Shore Financial
                                   Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   82511E109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Scott C. Harvard, 25253 Lankford Highway, Onley, Virginia, 23418, 787-787-1335
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  January 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

                                  SCHEDULE 13D

     CUSIP No. 82511E109                                   Page 2 of 6 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         A. Jackson Mason, ###-##-####
------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [X]
         (b)  [ ]
------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         PF
------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                [_]

         N/A
------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

                     ------------------------------------------------
                     7    SOLE VOTING POWER
                              46,450
                     ------------------------------------------------
                     8    SHARED VOTING POWER
                               N/A
                     ------------------------------------------------
                     9    SOLE DISPOSITIVE POWER
                              46,450
                     ------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               N/A

------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Mr. Mason      46,450         Mrs. Mason     45,000         Total   91,450

------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [_]
------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.4%
------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                  IN
------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

     CUSIP No. 82511E109                                  Page 3 of 6 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Anne Mason
------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [X]
         (b)  [ ]
------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         PF
------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)             [_]

         N/A
------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

                     ------------------------------------------------
                     7    SOLE VOTING POWER
                              45,000
                     ------------------------------------------------
                     8    SHARED VOTING POWER
                               N/A
                     ------------------------------------------------
                     9    SOLE DISPOSITIVE POWER
                              45,000
                     ------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               N/A

------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Mrs. Mason     45,000        Mr. Mason      46,450         Total   91,450

------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [_]
------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.4%
------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                  IN
------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

     CUSIP No. 82511E109                                    Page 4 of 6 Pages

Item 1.  Security and Issuer.

The Schedule 13D (Schedule") relates to the common stock, par value $0.33 per share (the "Common Stock") of Shore Financial Corporation, the principal executive officers of which are located at 25253 Lankford Highway, Onley, Virginia 23418.

Item 2.  Identity and Background.

(a)       A. Jackson Mason and Anne Mason
(b)       Business Address: P.O. Box 418, Accomac, Virginia, 23301
(c) A. Jackson Mason is treasurer of Mason-Davis Co., a diversified real estate corporation located in Accomac, Virginia. Anne Mason is not employed.
(d) Neither has been convicted in a criminal proceeding in the last five years.
(e) Neither has been party to a civil proceeding of a judicial or administrative body in the last five years.
(f)       Both are  citizens  of the  United  States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

          A. Jackson Mason and Anne Mason are filing this Schedule as a result of being the beneficiaries of shares of the Common Stock through the estate of Mr. Mason's mother.

Item 4.  Purpose of Transaction.

          The reporting persons intend to use their respective shares of Common Stock for personal investing purposes.

Item 5.  Interest in Securities of the Issuer.

(a) Combined the reporting persons own 91,450 shares of the Common Stock, representing 5.4% of total outstanding shares as of January 2002.

(b) A. Jackson Mason has the sole power to vote and dispose of 46,450 shares and Anne Mason has the sole power to vote and dispose of 45,000 shares of Shore Financial Corporation.

(c) Effective January 2002, Mr. Mason and Mrs. Mason received shares of Shore Financial Corporation from the estate of Mr. Mason's mother.

(d)      Not Applicable.

(e)      Not Applicable.

                                  SCHEDULE 13D

     CUSIP No. 82511E109                                     Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Joint Filing Agreement


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  January 15, 2002                                       /s/ A. Jackson Mason
-------------------                                     ----------------------
      (Date)                                               A. Jackson Mason


                                                         /s/ Anne Mason
                                                        ----------------------
                                                            Anne Mason

                                  SCHEDULE 13D

     CUSIP No. 82511E109                                    Page 6 of 6 Pages


                                    AGREEMENT


This will confirm the agreement by and among the undersigned that the Schedule 13D filed on or about this date with respect to beneficial ownership of the undersigned of shares of Common Stock of the Corporation is being filed on behalf of each of the individuals named below.



  January 15, 2002                                       /s/ A. Jackson Mason
----------------------                                  ---------------------
        (Date)                                               A. Jackson Mason


                                                         /s/ Anne Mason
                                                        ---------------------
                                                             Anne Mason